Nextdoor Holdings, Inc.
420 Taylor Street
San Francisco, California 94102
November 29, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attn: Matthew Derby
Re: Nextdoor Holdings, Inc. - Registration Statement on Form S-1 (File No. 333-261252)
Ladies and Gentlemen:
Nextdoor Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) effective at 4:00 p.m., Eastern Time, on Wednesday, December 1, 2021, or as soon thereafter as practicable.
The Company hereby authorizes Ran D. Ben-Tzur of Fenwick & West LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Ran D. Ben-Tzur of Fenwick & West LLP, counsel to the Company, at (650) 335-7613.

Very truly yours,
cc:	Ran D. Ben-Tzur, Fenwick & West LLP
Nextdoor Holdings, Inc.

		By:	/s/ Michael Doyle
Michael Doyle
Chief Financial Officer